UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

The National Collegiate Student Loan Trust 2007-4

File No. 333-141132-04 - CF#23122

The National Collegiate Student Loan Trust 2007-4 submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 5, 2007.

Based on representations by The National Collegiate Student Loan Trust 2007-4 that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.5	through April 25, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel